SHAPIRO FORMAN ALLEN MILLER & McPHERSON LLP

380 MADISON AVENUE
NEW YORK, NEW YORK 10017

STUART L. SHAPIRO ROBERT W. FORMAN MICHAEL I. ALLEN LAURIE J. McPHERSON MATTHEW J. SAVA	(212) 972-4900 FAX (212) 557-1275	JOAN DACEY-SEIB of counsel YORAM J. MILLER JASON C. VIGNA

April 8, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 04-07
Washington, DC 20549

Re:	Napco Security Systems, Inc
Form 10-K for the fiscal year ended June 30, 2004
     Filed September 27, 2004

     Form 10-Q for the quarter ended September 30, 2004
     Form 10-Q for the quarter ended December 31, 2004
File No. 000-10004

Dear Mr. Spirgel:

          We represent Napco Security Systems, Inc. (“Napco” or the “Company”) and write in response to the Staff’s comment letter dated March 22, 2005.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	In future filings, Napco will provide a discussion of its expected future operating performance arising from known material trends and uncertainties to the extent management believes it is reasonably predictable. In addition, Napco will provide an overview of its current business, economic and other factors impacting its business and the current challenges and areas of focus for its business.

Mr. Larry Spirgel
April 8, 2005

2.	The increase in the inventory reserve of $1,035,000 for fiscal 2004 consists of the following:

$206,000 of the increase in the reserve was directly related to a burglar alarm product developed in the mid-1990’s, which has sold much slower than management expected. In fiscal 2004, Napco decided to discontinue the product. $206,000 represents 100% of the costs of this product that are included in gross inventory.

$54,000 of the increase in the inventory reserve represents the costs of components and subassemblies that were included in gross inventory, which were utilized in a product developed exclusively for one of Napco’s customers. Such items have been recently made obsolete due to extensive product modifications requested by the customer, which cost is being borne by Napco.

$125,000 of the increase in the inventory reserve was directly related to upgrades in the design of certain of Napco’s Continental products. The $125,000 represents the costs of components and subassemblies that are included in gross inventory but have recently been made obsolete due to these product modifications.

Due to the timing of the disposal of obsolete inventories, there was approximately $245,000 more obsolete inventory on-hand at year-end of June 2004 as compared to 2003.

$133,000 of the increase in the reserve relates to a reduction in forecasted sales of certain of Napco’s products, which resulted in more finished goods of these products in inventory than management believes will be used in the 12 months following year-end.

$270,000 of the increase relates to the various other differences between fiscal 2003 and 2004 in the specific reserve reviews performed in each year.

Segment Reporting, page FS-13

3.	Richard Soloway, Napco’s Chief Executive Officer, is Napco’s chief operating decision maker. He reviews sales on a consolidated basis to assess Napco’s performance. Because of the substantial overlap in manufacturing facilities and equipment and sales personnel among its products, there is no meaningful resource allocation among the products. In other words, substantially all of Napco’s personnel and equipment work on all of the Company’s products. In addition, substantially all of Napco’s products are sold in the same distribution channels.

Mr. Larry Spirgel
April 8, 2005

4.	The realignment of the distribution network consisted of the cessation of business with one of its major customers that was a distributor. A business decision was made by Napco’s Management to discontinue selling products to that distributor-customer who, by virtue of its acquisition by a large industrial company, became a zealous competitor of Napco.

The increase in sales of higher margin products did not result from the decision to realign the Company’s distribution network. Management does not evaluate the Company’s performance by type of product or group of products, methods of distribution or type of customer.

5.	Attached is an organization chart of Napco.

Note 5- Income Taxes, pages FS-16 B FS-18

6.	The Internal Revenue Service has not questioned Napco’s qualification for the exemption provided in IRC section 943 (a) (4)(c). Napco believes that the most likely outcome of an IRS examination would be a settlement in which all of its NOL as of June 30, 2002 would be eliminated in exchange for the imposition of any tax. Because the IRS has not questioned the Company’s exemption status, and given the Company’s existing NOL for tax purposes, the Company does not believe that amending prior disclosures to describe the nature and significance of IRS Revenue Procedures would be meaningful. The Company will add the following discussion in the future filings:

“The Internal Revenue Service has issued a Revenue Procedure which is inconsistent with the Code exemption described above. The Code is the actual law; a Revenue Procedure is the IRS’s interpretation of the law. The Code has a higher level of authority than a Revenue Procedure. Management believes that is has appropriately relied on the guidance in the Code when filing its income tax return.”

7.	The removal of the deferred tax asset and the elimination of the valuation allowance had the effect of increasing net income by $688,000 for Napco's fiscal year ended June 30, 2002. The tax benefit for the fiscal year 2002 is set forth fully in Note 5 to the financial statements included in Napco’s 10-K for its fiscal year ended 2004. The income tax reconciliation table clearly indicates the $2.2 million increase in Napco’s tax provision as a result of the assumed utilization of the NOL related to the foreign source income, and the decrease in the tax provision as a result of the elimination of the valuation allowance of $2.9 million. Given the disclosure and the fact that the removal and elimination

Mr. Larry Spirgel
April 8, 2005

affected only 2002 net income, we do not believe revising prior disclosure would be meaningful. In future filings in which fiscal 2002 net income is reported (e.g., selected financial data in future Forms 10-K), Napco will note the increase in net income resulting from the foregoing.

The disclosure referred to in Note 5 was not in error, resulting from the issuance of the Revenue Procedure. Had the Revenue Procedure not been issued, there would have been no doubt that the Company qualified for the exemption contemplated by section 943 (a) (4) (c). The Company would have only eliminated the valuation allowance because the election to treat the Dominican Republic subsidiary as a U.S. company made it likely that the Company would fully utilize the NOL in the foreseeable future. However, because of the doubt created by the Revenue Procedure, Napco wrote off (for book purposes) its NOL. It is management’s opinion, based upon outside tax advice, that if the IRS were to challenge the Company’s qualification, the mostly likely settlement would involve the Company agreeing to relinquish its NOL in exchange for a termination of the matter.

Note 7 B Stock Options, pages FS-21

8.	The non-employee directors referred to in the first and last sentences of Notes 7 are the same. In September 2001, two non-employee directors were each granted 20,000 stock options under the Plan. The purpose of the Plan and the grant, as disclosed to shareholders in the Proxy Statement, was to provide incentives to those directors and align their interest with shareholders. As a result, Napco does not believe that these options trigger recognition of compensation income. In making this determination, Napco looked to the guidance in FASB Interpretation No. 44, AAccounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”). The interpretation to question 2 addresses this issue. While non-employee directors do not qualify as employees, FIN 44 provides a specific exception to require the application of APB Opinion 25 (i.e. intrinsic value method) to stock compensation granted to non-employee members of a company’s board of directors “for services provided as a director if the non-employee director (a) was elected by the grantor’s shareholders.” Napco’s non-employee directors were all elected by its shareholders. Additionally, the stock compensation was not granted to the directors for advisory or consulting services in a non-elected capacity or for services outside their role as a director, such as legal advice, investment banking advice, or loan guarantees.

Even if the options to non-employee directors were deemed compensatory, the aggregate compensation expense for these options, utilizing the Black-Scholes method, is $70,000 which would be evenly allocated over the 5 fiscal years beginning with the fiscal year ended 2001. In these circumstances, we do not believe that the amount is material.

Mr. Larry Spirgel
April 8, 2005

Quarterly Results, page FS- 25

9.	Napco’s fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco’s products want to install Napco’s products prior to the summer; therefore sales of its products peak in the period April 1 through June 30, Napco’s fiscal fourth quarter, and are reduced in the period July 1 through September 30, Napco’s fiscal first quarter. To a lesser degree, sales in Europe are also adversely impacted in the period July 1 through September 30 because of European vacation patterns, i.e., many distributors and installers are closed for the month of August. In future filings, Napco will discuss such quarterly fluctuations.

If you have any questions or comments regarding the foregoing, please contact me.

Very truly yours,

/s/ ROBERT W. FORMAN

Robert W. Forman

RWF/cpl

cc: Kevin Buchel